================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                ULTRA PAC, INC.
                           (NAME OF SUBJECT COMPANY)

                           PACKAGE ACQUISITION, INC.
                           IVEX PACKAGING CORPORATION
                                   (BIDDERS)
                            ------------------------

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                     903886

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                              G. DOUGLAS PATTERSON
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           IVEX PACKAGING CORPORATION
                              100 TRI-STATE DRIVE
                          LINCOLNSHIRE, ILLINOIS 60069
                                 (847) 945-9100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                    COPY TO:
                            WILLIAM R. KUNKEL, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700

                                 MARCH 23, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                           CALCULATION OF FILING FEE
================================================================================

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
              ----------------------                               --------------------
                    $66,971,260                                           $13,395

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 3,893,791 shares of Ultra Pac, Inc. Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $15.50 per Share, and 637,524 Shares which are subject to outstanding options and warrants at $15.50 per Share less the exercise price of such options and warrants. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
  FORM OR REGISTRATION NO.: NOT APPLICABLE.
  FILING PARTY: NOT APPLICABLE.
  DATE FILED: NOT APPLICABLE.
================================================================================

PAGE 1 OF 9 PAGES                                        EXHIBIT INDEX ON PAGE 9

                             SCHEDULE 14D-1 AND 13D


------------------------------                                                      ------------------------------
           CUSIP NO. 903886                                                                    PAGE 2 OF 9 PAGES
------------------------------                                                      ------------------------------


-----------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS: IVEX PACKAGING CORPORATION
                  I.R.S. IDENTIFICATION NUMBER: 76-0171625
-----------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [ ]
                                                                           (B) [ ]
-----------------------------------------------------------------------------------
         3        SEC USE ONLY
-----------------------------------------------------------------------------------

         4        SOURCE OF FUNDS:
                  BK; AF
-----------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E):                              [ ]
-----------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  STATE OF DELAWARE
-----------------------------------------------------------------------------------

         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  509,550*
-----------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                              [ ]
-----------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
                  13.09%*
-----------------------------------------------------------------------------------

         10       TYPE OF REPORTING PERSON:
                  HC AND CO
-----------------------------------------------------------------------------------

---------------
* On March 23, 1998, Ivex Packaging Corporation, a Delaware corporation ("Parent"), and Package Acquisition, Inc., a Minnesota corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), entered into Tender and Option Agreements (the "Tender Agreements") with Calvin S. Krupa, President, Chief Executive Officer and Chairman of the Board of Ultra Pac, Inc. (the "Company"), and James A. Thole, Secretary of the Company (the "Executive Shareholders"), who own an aggregate of 509,550 shares, or approximately 13.09% of the shares outstanding on March 23, 1998, pursuant to which the Executive Shareholders agreed, among other things and upon the terms and conditions set forth therein, to tender the shares owned by them in the Offer (as defined herein), to grant an option on such shares at the Offer Price (as defined herein) to Purchaser, to vote such shares in the manner specified in the Tender Agreements with respect to certain matters and to appoint Parent as the Executive Shareholders' proxy to vote such shares in certain circumstances. The Tender Agreements are described more fully in
  Section 11 of the Offer to Purchase dated March 26, 1998.

                             SCHEDULE 14D-1 AND 13D


------------------------------                                                      ------------------------------
           CUSIP NO. 903886                                                                    PAGE 3 OF 9 PAGES
------------------------------                                                      ------------------------------


-----------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON:
                  PACKAGE ACQUISITION, INC.
                  S.S. OR I.R.S. IDENTIFICATION NUMBER: APPLIED FOR.
-----------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [ ]
                                                                           (B) [ ]
-----------------------------------------------------------------------------------
         3        SEC USE ONLY
-----------------------------------------------------------------------------------

         4        SOURCE OF FUNDS:
                  AF
-----------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(E) or 2(F):                              [ ]
-----------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  STATE OF MINNESOTA
-----------------------------------------------------------------------------------

         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  509,550*
-----------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                              [ ]
-----------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
                  13.09%*
-----------------------------------------------------------------------------------

         10       TYPE OF REPORTING PERSON:
                  CO
-----------------------------------------------------------------------------------

---------------
* The footnote on page 2 is incorporated by reference herein.

                             SCHEDULE 14D-1 AND 13D

------------------------------                                                   ------------------------------
          CUSIP NO. 903886                                                                PAGE 4 OF 9 PAGES
------------------------------                                                   ------------------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Package Acquisition, Inc., a Minnesota corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Ivex Packaging Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, no par value per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Ultra Pac, Inc., a Minnesota corporation (the "Company"), at $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit(a)(2) (which together constitute the "Offer").

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the Tender Agreements as described above. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Ultra Pac, Inc. and the address of its principal executive offices is 21925 Industrial Boulevard, Rogers, Minnesota 55374.

     (b) The class of securities to which this Statement relates is the Common Stock, no par value per share (including the associated preferred share purchase rights), of the Company. The information set forth in the "Introduction" and
Section 1, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6, "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) The information set forth in the "Introduction" and Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and Parent and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e) and (f) During the last five years, none of the Purchaser or Parent or, to the best of the Purchaser's knowledge, any of the directors or executive officers of the Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred, or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

                             SCHEDULE 14D-1 AND 13D

------------------------------                                                   ------------------------------
          CUSIP NO. 903886                                                                PAGE 5 OF 9 PAGES
------------------------------                                                   ------------------------------

     (a)(2) The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "Introduction," Section 9, "Certain Information Concerning Parent and the Purchaser," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10, "Source and Amount of Funds" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7, "Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 9, "Certain Information Concerning Parent and the Purchaser," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 10, "Source and Amount of Funds," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," Section 13, "Dividends and Distributions" and Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and in Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

                             SCHEDULE 14D-1 AND 13D

------------------------------                                                   ------------------------------
          CUSIP NO. 903886                                                                PAGE 6 OF 9 PAGES
------------------------------                                                   ------------------------------

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference. Except as described therein, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c) The information set forth in Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7, "Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations," and Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase, dated March 26, 1998.
    (a)(2)  Letter of Transmittal with respect to the Shares.
    (a)(3)  Letter, dated March 26, 1998, from Innisfree M&A
            Incorporated to Brokers, Dealers, Banks, Trust Companies and
            Other Nominees.
    (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
    (a)(5)  Notice of Guaranteed Delivery with respect to the Shares.
    (a)(6)  Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
    (a)(7) Press Release jointly issued by Parent and the Company, dated March 23, 1998.
    (a)(8)  Form of Summary Advertisement, dated March 26, 1998.
    (b)(1)  Amended and Restated Credit Agreement, dated as of October
            2, 1997, by and among IPC, Inc., Parent, NationsBank, N.A.
            and Bankers Trust, as agents, and the guarantors and lenders identified on the signature pages thereto (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
    (b)(2)  Form of Amended and Restated Pledge Agreement, dated as of
            October 2, 1997, among IPC, Inc., Parent, certain of IPC
            Inc.'s subsidiaries and NationsBank, N.A., and Bankers Trust
            Company, as agents (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended
            December 31, 1997).
    (b)(3)  Form of Amended and Restated Security Agreement, dated as of
            October 2, 1997, among IPC, Inc., Parent, and certain of IPC
            Inc.'s subsidiaries and NationsBank, N.A., and Bankers Trust
            Company, as agents (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended
            December 31, 1997).
    (b)(4)  Form of Amended and Restated Mortgage and Security Agreement
            (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
    (c)(1) Agreement and Plan of Merger, dated as of March 23, 1998, by and among Parent, the Purchaser and the Company.
    (c)(2)  Form of Tender and Option Agreement, dated as of March 23,
            1998, by and between Parent and certain shareholders of the Company.
    (c)(3) Confidentiality Agreement, dated February 27, 1998, by and between Parent and the Company.
    (d)     None.
    (e)     Not applicable.
    (f)     None.

                             SCHEDULE 14D-1 AND 13D

------------------------------                                                   ------------------------------
          CUSIP NO. 903886                                                                PAGE 7 OF 9 PAGES
------------------------------                                                   ------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Package Acquisition, Inc.

                                          By:   /s/ G. DOUGLAS PATTERSON
                                            ------------------------------------
                                            Name: G. Douglas Patterson
                                            Title: Secretary

Date: March 26, 1998

                             SCHEDULE 14D-1 AND 13D

------------------------------                                                   ------------------------------
          CUSIP NO. 903886                                                                PAGE 8 OF 9 PAGES
------------------------------                                                   ------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Ivex Packaging Corporation

                                          By:   /s/ G. DOUGLAS PATTERSON
                                            ------------------------------------
                                            Name: G. Douglas Patterson
                                            Title: Vice President

Date: March 26, 1998

                             SCHEDULE 14D-1 AND 13D

------------------------------                                                   ------------------------------
          CUSIP NO. 903886                                                                PAGE 9 OF 9 PAGES
------------------------------                                                   ------------------------------

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             EXHIBIT
-------                            -------
(a)(1)   Offer to Purchase, dated March 26, 1998.
(a)(2)   Letter of Transmittal with respect to the Shares.
(a)(3)   Letter, dated March 26, 1998, from Innisfree M&A
         Incorporated to Brokers, Dealers, Banks, Trust Companies and
         Nominees.
(a)(4)   Letter for use by Brokers, Dealers, Banks, Trust Companies
         and Nominees to their Clients.
(a)(5)   Notice of Guaranteed Delivery with respect to the Shares.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Press Release jointly issued by Parent and the Company,
         dated March 23, 1998.
(a)(8)   Form of summary advertisement, dated March 26, 1998.
(c)(1)   Agreement and Plan of Merger, dated as of March 23, 1998, by and among Parent, the Purchaser and the Company.
(c)(2)   Form of Tender and Option Agreement, dated as of March 23,
         1998, by and between Parent and certain shareholders of the
         Company.
(c)(3)   Confidentiality Agreement, dated February 27, 1998, by and between Parent and the Company.